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                              March 5, 2021

       Harry Simeonidis
       Chief Executive Officer and President
       GBS Inc.
       708 Third Avenue, 6th Floor
       New York, NY 10017

                                                        Re: GBS Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 16,
2021
                                                            File No. 333-252277

       Dear Mr. Simeonidis:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Results of Operations, page 34

   1. We note your revised disclosure in response to our prior comment. In addition to the interim periods, please
revise your disclosure to include a discussion of the
                                                        Company's results of
operations covering the full fiscal years presented in your financial statements. Refer to
Instruction 1 to Item 303(b) of Regulation S-K for guidance.
 Harry Simeonidis
FirstName
GBS Inc. LastNameHarry Simeonidis
Comapany
March      NameGBS Inc.
       5, 2021
March2 5, 2021 Page 2
Page
FirstName LastName
       You may contact Deanna Virginio at (202) 551-4530 or Joe McCann at (202) 551- 6262
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Alec F. Orudjev, Esq.